Exhibit (a)(1)(k)

[LETTERHEAD OF SARD VERBINNEN & CO.]

For Immediate Release

Contact:	Anna Cordasco or Carrie Bloom
Sard Verbinnen & Co.
212/687-8080

TRACINDA CORPORATION ANNOUNCES EXPIRATION AND PRELIMINARY

RESULTS OF TENDER OFFER FOR SHARES OF MGM MIRAGE

LOS ANGELES, CA—January 5, 2007—Tracinda Corporation today announced the expiration and preliminary results of its Offer to purchase up to 15,000,000 shares of MGM MIRAGE (NYSE:MGM) common stock for the price of $55.00 per share.

Based on the preliminary count by Mellon Investor Services LLC, the depositary for the Offer, as of the expiration of the Offer at 5:00 p.m., New York City time, on January 4, 2007, approximately 444,573 shares of common stock, including approximately 45 shares that were tendered through notice of guaranteed delivery, were tendered in the Offer and not withdrawn. Tracinda Corporation will purchase all 444,573 shares tendered, resulting in an increase in its beneficial ownership from 158,392,864 shares to 158,837,437 shares, or from approximately 55.8% to approximately 55.9%, respectively, of MGM MIRAGE’s outstanding common stock.

The number of shares tendered and not withdrawn is preliminary and is subject to verification by Mellon Investor Services LLC. The actual number of shares validly tendered and not withdrawn will be announced promptly following completion of the verification process. Promptly after the announcement, the depositary will issue payment for the shares validly tendered and accepted under the Offer. Any questions regarding the Offer should be directed to D.F. King & Co., Inc. at (212) 269-5550. All others can call toll free at (800) 207-3158.

# # #